FOIA Confidential Treatment Requested by Dechert LLP

December 23, 2014

VIA EDGAR

Mr. Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	Pomona Private Equity Fund
Registration Statement on Form N-2
File Nos. 333-198176; 811-22990

Dear Mr. Minore:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in writing on September 12, 2014 and telephonically on November 21, 2014, relating to the registration statement (the “Registration Statement”) on Form N-2 of Pomona Private Equity Fund (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”).

In both your letter of September 12, 2014 and your telephonic comments on November 21, 2014, the Staff requested a copy of the valuation procedures adopted by the Trustees to discharge their responsibilities under Section 2(a)(41) of the 1940 Act.

Attached hereto as Appendix A are the draft valuation procedures for the Fund which will be proposed for adoption by the Board of Trustees of the Fund (“Board”) at the Organization Meeting to be held in January 2015. If any material changes to these draft procedures are made before they become final and receive Board approval, we will provide you with an updated copy of the valuation procedures.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld

cc: Jeffrey S. Puretz, Dechert LLP

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APPENDIX A

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